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                                                                    Exhibit 99.3



                                                                 August 26, 1999


                            EXCHANGE AGENT AGREEMENT


The Chase Manhattan Bank
Global Trust Services
450 West 33rd Street
15th Floor
New York, New York 10001-2697

Attention: Robert S. Peschler

Dear Mr. Peschler:


               Oxford Health Plans, Inc. a Delaware corporation (the "Company"), proposes to make an offer (the "Exchange Offer") to exchange up to $200,000,000 aggregate principal amount of its 11% Senior Notes due 2005 (the "New Notes"), for a like principal amount of its outstanding 11% Senior Notes due 2005 (the "Old Notes"). The terms and conditions of the Exchange Offer as currently contemplated are set forth in a prospectus (the "Prospectus") included in the Company's registration statement on Form S-4 (File No. 333-77525), as amended (the "Registration Statement"), filed with the Securities and Exchange Commission (the "SEC"), and proposed to be distributed to all record holders of the Old Notes. The Old Notes and the New Notes are collectively referred to herein as the "Notes." Capitalized terms used herein and not defined shall have the respective meanings ascribed to them in the Prospectus or accompanying Letter of Transmittal.


               The Company hereby appoints The Chase Manhattan Bank to act as exchange agent (the "Exchange Agent") in connection with the Exchange Offer. References hereinafter to "you" shall refer to The Chase Manhattan Bank.


               The Exchange Offer is expected to be commenced by the Company on or about August 31, 1999. The Letter of Transmittal accompanying the Prospectus (or in the case of book entry securities, an Agent's message sent through the ATOP system) is to be used by the holders of the Old Notes to accept the Exchange Offer and contains instructions with respect to the delivery of certificates for Old Notes tendered in connection therewith.


               The Exchange Offer shall expire at 5:00 P.M., New York City time, on the twentieth business day following its commencement or on such later date or time to which the Company may extend the Exchange Offer (the "Expiration Date"). Subject to the terms and conditions set forth in the Prospectus, the Company expressly reserves the right to extend the Exchange Offer from time to time and may extend the Exchange Offer by (1) giving oral (confirmed in writing) or written notice to you and (2) issuing a press release
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or other public announcement of the extension, which will include disclosure of the approximate number of Old Notes deposited to date, each before 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

               The Company expressly reserves the right, in its sole discretion, to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange. The Company will give oral (confirmed in writing) or written notice of any amendment, termination or nonacceptance to you as promptly as practicable and will promptly announce any such event by making a timely release to PR Newswire.

               In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:

               1. You will perform such duties and only such duties as are specifically set forth in the section of the Prospectus captioned "The Exchange Offer", in the Letter of Transmittal accompanying the Prospectus or as specifically set forth herein; provided, however, that in no way will your general duty to act in good faith and without gross negligence or willful misconduct be limited by the foregoing.

               2. You will establish an account with respect to the Old Notes at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Exchange Offer within two business days after the date of the Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of the Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into your account in accordance with the Book-Entry Transfer Facility's procedures for such transfer.

               3. You are to examine each of the Letters of Transmittal, if any, and certificates for Old Notes (and confirmation of book-entry transfers of Old Notes into your account at the Book-Entry Transfer Facility) and any other documents delivered or mailed to you by or for holders of the Old Notes, to ascertain whether: (i) the Letters of Transmittal, certificates and any such other documents are duly executed and properly completed in accordance with instructions set forth therein and that such book-entry confirmations are in due and proper form and contain the information required to be set forth therein, and (ii) the Old Notes have otherwise been properly tendered. In each case where the Letter of Transmittal or any other document has been improperly completed or executed, or where book-entry confirmations are not in due and proper form or omit certain information, or any of the certificates for Old Notes are not in proper form for transfer or some other irregularity in connection with the acceptance of the Exchange Offer exists, you will endeavor to inform the presenters of the need for fulfillment of all requirements and to take any other action as may be necessary or advisable to cause such irregularity to be corrected.


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               4. With the approval of Jeffery H. Boyd, Executive Vice
President, General Counsel and Secretary, or the Chairman of the Board, the President, Chief Executive Officer, any Executive Vice President or any other person designated by such an officer in writing (such approval, if given orally, to be confirmed in writing), you are authorized to waive any irregularities in connection with any tender of Old Notes pursuant to the Exchange Offer.

               5. Tenders of Old Notes may be made only as set forth in the Letter of Transmittal and in the section of the Prospectus captioned "The Exchange Offer--Procedures for Tendering", and Old Notes shall be considered properly tendered to you only when tendered in accordance with the procedures set forth therein. Notwithstanding the provisions of this paragraph 5, Old Notes that the Chairman of the Board, the President, Chief Executive Officer, any Executive Vice President or any other person designated by such an officer in writing, shall approve as having been properly tendered shall be considered to be properly tendered (such approval, if given orally, shall be confirmed in writing).

               6. You shall advise the Company with respect to any Old Notes received subsequent to the Expiration Date and accept its instructions with respect to disposition of such Old Notes.

               7. You shall accept tenders:

                      (a) in cases where the Old Notes are registered in two or more names only if signed by all named holders;

                      (b) in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or a representative capacity only when proper evidence of his or her authority so to act is submitted; and

                      (c) from persons other than the registered holder of Old Notes provided that customary transfer requirements, including those regarding any applicable transfer taxes, are fulfilled.

                      You shall accept partial tenders of Old Notes when so indicated and as permitted in the Letter of Transmittal and deliver certificates for Old Notes or a book-entry delivery, as applicable, to the transfer agent for split-up and return any untendered Old Notes or cause book-entry credit for the untendered portion to be made to the holder (or such other person as may be designated in the Letter of Transmittal) as promptly as practicable after expiration or termination of the Exchange Offer.

               8. Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will notify you (such notice if given orally, to be confirmed in writing)


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of its acceptance, promptly after the Expiration Date, of all Old Notes properly tendered and you, on behalf of the Company, will exchange such Old Notes for New Notes and cause such Old Notes to be canceled. Delivery of New Notes will be made on behalf of the Company by you at the rate of $1,000 principal amount of New Notes for each $1,000 principal amount of the Old Notes tendered promptly after notice (such notice if given orally, to be confirmed in writing) of acceptance of said Old Notes by the Company; provided, however, that in all cases, Old Notes tendered pursuant to the Exchange Offer will be exchanged only after timely receipt by you of certificates for such Old Notes (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility), a properly completed and, except as described in the section of the Prospectus captioned "The Exchange Offer--Procedures for Tendering", duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other required documents. Unless otherwise instructed by the Company, you shall issue New Notes only in denominations of $1,000 or any integral multiple thereof.

               9. Tenders, pursuant to the Exchange Offer are irrevocable, except that, subject to the terms and upon the conditions set forth in the Prospectus and the Letter of Transmittal, Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time on or prior to the Expiration Date in accordance with the terms of the Exchange Offer.

               10. The Company shall not be required to exchange any Old Notes tendered if any of the conditions set forth in the Exchange Offer are not met. Notice of any decision by the Company not to exchange any Old Notes tendered shall be given (and confirmed in writing) by the Company to you.

               11. If, pursuant to the Exchange Offer, the Company does not accept for exchange all or part of the Old Notes tendered because of an invalid tender, the occurrence of certain other events set forth in the Prospectus or otherwise, you shall, as soon as practicable after the expiration or termination of the Exchange Offer, return those certificates for unaccepted Old Notes (or effect appropriate book-entry transfer), together with any related required documents and the Letters of Transmittal relating thereto that are in your possession, to the persons who deposited them (or effected such book-entry transfer).

               12. All certificates for reissued Old Notes, unaccepted Old Notes or for New Notes (other than those effected by book-entry transfer) shall be forwarded (a) by messenger or (b) by guaranteed overnight courier.

               13. You are not authorized to pay or offer to pay any concessions, commissions or other solicitation fees to any broker, dealer, commercial bank, trust company or other nominee or to engage or use any person to solicit tenders.


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               14. As Exchange Agent hereunder, you:

                      (a) shall have no duties or obligations other than those specifically set forth in the Prospectus, the Letter of Transmittal or herein or as may be subsequently agreed to in writing by you and the Company;

                      (b) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any of the certificates for the Old Notes deposited with you pursuant to the Exchange Offer, and will not be required to and will make no representation as to the validity, value or genuineness of the Exchange Offer;

                      (c) shall not be obligated to take any legal action hereunder which might in your reasonable judgment involve any expense or liability, unless you shall have been furnished with reasonable indemnity satisfactory to you;

                      (d) may reasonably rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telegram or other document or security delivered to you and reasonably believed by you to be genuine and to have been signed by the proper party or parties;

                      (e) may reasonably act upon any tender, statement, request, comment, agreement or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith believe to be genuine or to have been signed or represented by a proper person or persons;

                      (f) may rely on and shall be protected in acting upon written or oral instructions from any officer of the Company;

                      (g) may consult with your counsel with respect to any questions relating to your duties and responsibilities, and the written opinion of such counsel or, if appropriate, counsel to the Company shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by you hereunder in good faith and in accordance with the written opinion of such counsel or, if appropriate, counsel to the Company; and

                      (h) shall not advise any person tendering Old Notes pursuant to the Exchange Offer as to whether to tender or refrain from tendering all or any portion of Old Notes or as to the market value, decline or appreciation in market value of any Old Notes that may or may not occur as a result of the Exchange Offer or as to the market value of the New Notes;


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provided, however, that in no way will your general duty to act in good faith and without gross negligence or willful misconduct be limited by the foregoing.

               15. You shall take such action as may from time to time be requested by the Company or its counsel (and such other action as you may reasonably deem appropriate) to furnish copies of the Prospectus, Letter of Transmittal and the Notice of Guaranteed Delivery (as defined in the Prospectus) or such other forms as may be approved from time to time by the Company to all persons requesting such documents and to accept and comply with telephone requests for information relating to the Exchange Offer, provided that such information shall relate only to the procedures for accepting (or withdrawing from) the Exchange Offer. The Company will furnish you with copies of such documents at your request.

               16. You shall advise by facsimile transmission or telephone, and promptly thereafter confirm in writing to Jeffery H. Boyd, Esq. of the Company, (telephone number (203) 852-1442) and such other person or persons as the Company may request, as reasonably required by the Company, up to and including the Expiration Date, as to the aggregate principal amount of Old Notes which have been duly tendered pursuant to the Exchange Offer and the items received by you pursuant to the Exchange Offer and this Agreement, separately reporting and giving cumulative totals as to items properly received and items improperly received. In addition, you will also inform, and cooperate in making available to, the Company or any such other person or persons upon oral request made from time to time prior to the Expiration Date of such other information as it or he or she reasonably requests. Such cooperation shall include, without limitation, the granting by you to the Company and such person as the Company may request of access to those persons on your staff who are responsible for receiving tenders, in order to ensure that immediately prior to the Expiration Date the Company shall have received information in sufficient detail to enable it to decide whether to extend the Exchange Offer. You shall prepare a final list of all registered holders or in the case of book-entry delivery DTC participants whose tenders were accepted, the aggregate principal amount of Old Notes tendered, the aggregate principal amount of Old Notes accepted and the identity of any Participating Broker-Dealers and the aggregate principal amount of New Notes delivered to each, and deliver said list to the Company.

               17. Letters of Transmittal, book-entry confirmations and Notices of Guaranteed Delivery received by you shall be preserved by you for a period of time at least equal to the period of time you preserve other records pertaining to the transfer of securities, or one year, whichever is longer, and thereafter shall be delivered by you to the Company. You shall dispose of unused Letters of Transmittal and other surplus materials as instructed by the Company.

               18. You hereby expressly waive any lien, encumbrance or right of set-off whatsoever that you may have with respect to funds deposited with you for the


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payment of transfer taxes by reasons of amounts, if any, borrowed by the
Company, or any of its subsidiaries or affiliates pursuant to any loan or credit agreement with you or for compensation owed to you hereunder, except any lien, encumbrance or right of set-off that you have with respect to the Indenture, dated as of May 13, 1998 between the Company and you, as trustee.

               19. For services rendered as Exchange Agent hereunder, you shall be entitled to such compensation as set forth on Schedule I attached hereto.

               20. You hereby acknowledge receipt of the Prospectus and the Letter of Transmittal and further acknowledge that you have examined each of them. Any inconsistency between this Agreement, on the one hand, and the Prospectus and the Letter of Transmittal (as they may be amended from time to time), on the other hand, shall be resolved in favor of the latter two documents, except with respect to the duties, liabilities and indemnification of you as Exchange Agent, which shall be controlled by this Agreement.

               21. The Company covenants and agrees to indemnify you against any and all losses, liabilities, costs or expenses (including reasonable attorneys' fees and expenses) incurred by you arising out of or in connection with any act, omission, delay or refusal made by you in reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document reasonably believed by you to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of Old Notes reasonably believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of Old Notes; provided, however, that anything in this Agreement to the contrary notwithstanding, the Company shall not be liable for indemnification or otherwise for any loss, liability or expense to the extent arising out of your negligence or bad faith. In no case shall the Company be liable under this indemnity with respect to any claim against you unless the Company shall be notified by you, by letter or cable or by facsimile which is confirmed by letter, of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received any such written assertion or notice of commencement of action. The Company shall be entitled to participate, at its own expense, in the defense of any such claim or other action, and, if the Company so elects, the Company may assume the defense of any pending or threatened action against you in respect of which indemnification may be sought hereunder, in which case the Company shall not thereafter be responsible for the subsequently incurred fees and disbursements of legal counsel for you under this paragraph so long as the Company shall retain counsel reasonably satisfactory to you to defend such suit; provided, that the Company shall not be entitled to assume the defense of any such action if the named parties to such action include both you and the Company and representation of both parties by the same legal counsel would, in the written opinion of your counsel, be inappropriate due to actual or potential conflicting interests between you and the Company. You understand and agree


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that the Company shall not be liable under this paragraph for the fees and expenses of more than one legal counsel for you.

               22. You shall arrange to comply with all requirements under the tax laws of the United States, including those relating to missing Tax Identification Numbers, and shall file any appropriate reports with the Internal Revenue Service. The Company understands that you are required, in certain instances, to deduct thirty-one percent (31%) with respect to interest paid on the New Notes and proceeds from the sale, exchange, redemption or retirement of the New Notes from holders who have not supplied their correct Taxpayer Identification Numbers or required certification. Such funds will be turned over to the Internal Revenue Service in accordance with applicable regulations.

               23. You shall notify the Company of the amount of any transfer taxes payable in respect of the exchange of Old Notes and, upon receipt of a written approval from the Company, shall deliver or cause to be delivered, in a timely manner to each governmental authority to which any transfer taxes are payable in respect of the exchange of Old Notes, your check in the amount of all transfer taxes so payable, and the Company shall reimburse you for the amount of any and all transfer taxes payable in respect of the exchange of Old Notes; provided, however, that you shall reimburse the Company for amounts refunded to you in respect of your payment of any such transfer taxes, at such time as such refund is received by you.

               24. This Agreement and your appointment as Exchange Agent hereunder shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of law principles, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto.

               25. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement.

               26. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

               27. This Agreement shall not be deemed or construed to be modified, amended, rescinded, canceled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged.

               28. Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar


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writing) and shall be given to such party, addressed to it, at its address or facsimile number set forth below:

If to the Company, to:

                      Oxford Health Plans, Inc.
                      800 Connecticut Avenue
                      Norwalk, Connecticut 06854

                      Telephone:    (203)852-1442
                      Facsimile:    (203)852-2465

                      Attention:    Jeffery H. Boyd, Esq.
                                    Executive Vice President,
                                    General Counsel and Secretary

with a copy to:

                      Sullivan & Cromwell
                      125 Broad Street
                      New York, NY 10004

                      Telephone:    (212) 558-3644
                      Facsimile:    (212) 558-3588

                      Attention:    Daniel Dunson, Esq.


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If to the Exchange Agent, to:

                      The Chase Manhattan Bank
                      450 West 33rd Street
                      15th Floor
                      New York, New York 10001-2697

                      Telephone:    (212) 946-3084
                      Facsimile:    (212) 946-8161/8162

                      Attention:    Robert S. Peschler
                                    Assistant Vice President

               30. Unless terminated earlier by the parties hereto, this Agreement shall terminate 90 days following the Expiration Date. Notwithstanding the foregoing, paragraphs 17, 19, 21 and 23 shall survive the termination of this Agreement. Upon any termination of this Agreement, you shall promptly deliver to the Company any certificates for Notes, funds or property then held by you as Exchange Agent under this Agreement.

               31. This Agreement shall be binding and effective as of the date hereof.


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               Please acknowledge receipt of this Agreement and confirm the arrangements herein provided by signing and returning the enclosed copy.

                                            OXFORD HEALTH PLANS, INC.


                                            By: /s/ Jeffery H. Boyd
                                               _______________________________
                                               Name: Jeffery H. Boyd
                                               Title: Executive Vice
                                                      President,
                                                      General Counsel and
                                                      Secretary




Accepted as of the date
first above written:

THE CHASE MANHATTAN BANK,
as Exchange Agent



By: /s/ Robert S. Peschler
   ______________________________
    Name: Robert S. Peschler
    Title: Assistant Vice President



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                                   SCHEDULE I

                                FEE SCHEDULE FOR
                             EXCHANGE AGENT SERVICES


                            THE CHASE MANHATTAN BANK
                      SCHEDULE OF CORPORATE TRUST FEES FOR

                           OXFORD HEALTH PLANS, INC.
                           11% SENIOR NOTES DUE 2005


I.   EXCHANGE AGENT FEE:
                                                                          $5,000

     This fee covers the administrative duties as exchange agent for the securities under the Indenture including the dissemination of exchange offer materials and coordination with The Depository Trust Company to close the offer.

II.  TRANSACTION FEES:                                            BILLED AT COST

     This fee covers the expenses charged by The Depository Trust Company in connection with participant holders list used in the mailing of the materials.

III. OUT-OF-POCKET EXPENSES:                                     BILLED AT COST*

     *All reasonable "out-of-pocket" expenses including, but not limited to, legal fees, telecommunications, postage, travel, etc. incurred with the performance of our duties under the indenture.


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